Management's Discussion and Analysis

For The Three and Six Months Ended June 30, 2026

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended June 30, 2026 ("Q2 2026") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2025 and (iii) the MD&A for the year ended December 31, 2025. Note references in the following discussion refer to the note disclosures contained in the Q2 2026 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q2 2025" refer to the quarter ended June 30, 2025.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through August 13, 2026, unless otherwise indicated. References to "the date of this MD&A" mean August 13, 2026. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 37.37% ownership of Storion Energy LLC ("Storion") as of June 30, 2026, a venture with Stryten Energy that is  focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q2 2026 Highlights

• During the quarter Largo was awarded a five-year contract with the U.S. Department of Defense to supply high-purity vanadium pentoxide with fixed-price delivery orders to support the U.S. National Defense Stockpile up to a maximum amount of $125,000.

• Largo's Maracás Menchen Mine production increased by 28.5% to 2,900 tonnes of vanadium pentoxide ("V2O5") equivalent in Q2 2026 from 2,256 tonnes in Q2 2025.

• The Company's V2O5 equivalent sales increased by 53.5% to 2,773 tonnes in Q2 2026, including 61 tonnes of purchased products, compared with 1,807 tonnes (including 123 tonnes of purchased products) for Q2 2025.

• Ilmenite concentrate production in Q2 2026 decreased 11.6% to 7,205 tonnes compared with 8,149 tonnes in Q2 2025. Sales of ilmenite concentrate in Q2 2026 increased 67.0% to 10,059 tonnes compared with 6,024 tonnes in Q2 2025.

• Total revenues for Q2 2026 increased by 68.5% to $43,999, compared with $26,117 for Q2 2025.

• Adjusted EBITDA for Q2 2026 was $2,695, compared with $34 for Q2 2025. Mining Adjusted EBITDA for Q2 2026 reached $4,376, compared with $2,656 for the same prior year period.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	1

• Operating cash flow before changes in working capital for Q2 2026 increased to $6,587, compared with $2,151 for Q2 2025.

• The Company recorded a net loss of $22,735 thousand for Q2 2026, compared with a net loss of $5,752 for Q2 2025. The net loss for Q2 2026 includes $13,676 in non-operating accounting items, compared with $411 for the same prior year period.

• On July 22, 2026, the U.S. government implemented a new round of tariffs imposing a 25% duty on Brazilian products exported to the United States. While V2O5 exports remain exempt from this tariff, ferrovanadium (FeV) exported directly to the U.S. has been included. The Company is actively engaging with its customers, supply chain partners, and relevant stakeholders to assess the full impact of these duties on its FeV commercialization strategy and to mitigate potential disruptions to its U.S. market deliveries.

• The Company announced plans to evaluate strategic alternatives to maximize the value of its wholly owned tungsten assets, including the Northern Dancer Tungsten-Molybdenum Project in Yukon, Canada, which is regarded as one of the world's largest undeveloped tungsten deposits, and its Currais Novos Tungsten Project in Rio Grande do Norte, Brazil, which Largo operated in the early 2010s prior to the construction of its Maracás Vanadium mine in Bahia, Brazil.

Significant Events and Transactions Subsequent to Q2 2026

Copper and Platinum Group Metals

On August 7, 2026, the Company commenced production of copper and platinum group metals as byproducts of its vanadium operations following receipt of approval from the applicable mining authority. The approval represents a significant regulatory milestone, enabling the Company to transition from industrial-scale testing activities to the planned scale-up and commercialization of copper and platinum group metals concentrate production using its existing vanadium ore processing plant and ilmenite flotation infrastructure.

The commencement of copper and platinum group metals concentrate production is expected to enable the Company to further utilize its existing mineral resource base and processing infrastructure, while providing additional exposure to copper and precious metals markets. The Company expects these activities to contribute to revenue diversification and may enhance the long-term economic potential and operating margins of its Bahia, Brazil operations.

Initial copper-PGM production guidance at 300 to 400 tonnes per month, at an expected average copper grade of approximately 15% Cu, 13 gram per ton Gold, 20 grams per ton Platinum, 10 grams per ton of Palladium and 53 grams per ton of Silver.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	2

Q2 2026 Summary

Financial

	Three months ended
	June 30, 2026	June 30, 2025	Movement
Revenues	$43,999	$26,117	$17,882	68%

Materials, supplies, and other production costs	(48,031)	(30,057)	(17,974)	60%
Direct mine and production costs	(23,448)	(11,158)	(12,290)	110%
Professional, consulting and management compensation	(4,529)	(1,834)	(2,695)	147%
Foreign exchange gain	43	4,745	(4,702)	(99%)
Office, administrative and other expenses	(868)	(1,570)	702	(45%)
Share-based (payments) recovery	113	(102)	215	(211%)
Finance costs	(3,907)	(2,951)	(956)	32%
Interest (expense) income	(24)	56	(80)	(143%)
Technology development and start-up expenses	(25)	(232)	207	(89%)
Write-down of vanadium assets	(1,640)	(46)	(1,594)	3,465%
Exploration and evaluation expenses	(194)	(31)	(163)	526%
Share of net loss from investment in associate	(1,351)	(1,434)	83	6%
	(60,413)	(33,456)	(26,957)	81%
Net loss before tax	(16,414)	(7,339)	(9,075)	124%
Income tax expense	(52)	(18)	(34)	189%
Deferred income tax (expense) benefit	(6,269)	1,605	(7,874)	(491%)
Net loss	(22,735)	(5,752)	(16,983)	295%

Unrealized gain on foreign currency translation	1,162	4,655	(3,493)	(75%)
Other comprehensive loss	$(21,573)	$(1,097)	$(20,476)	1,867%

Basic loss per Common Share	$(0.21)	$(0.09)	$(0.12)	133%
Diluted loss per Common Share	$(0.21)	$(0.09)	$(0.12)	133%

Adjusted EBITDA[1]	$2,695	$34	$2,661	7,826%
Mining Operations Adjusted EBITDA[1]	$4,376	$2,656	$1,720	65%

Cash provided before working capital items (operating activities)	$6,587	$2,151	$4,436	206%
Net cash (used in) provided by operating activities	(6,799)	6,765	(13,564)	(201%)
Net cash provided by (used in) financing activities	9,041	(263)	9,304	(3,538%)
Net cash used in investing activities	(8,353)	(8,625)	272	(3%)
Net change in cash	(6,101)	(2,829)	(3,272)	116%

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	3

	Six months ended
	June 30, 2026	June 30, 2025	Movement
Revenues	$71,528	$54,352	$17,176	32%

Materials, supplies, and other production costs	(82,525)	(72,534)	(9,991)	14%
Direct mine and production costs	(39,834)	(26,751)	(13,083)	49%
Professional, consulting and management compensation	(7,986)	(5,310)	(2,676)	50%
Foreign exchange gain	4,932	10,536	(5,604)	(53%)
Office, administrative and other expenses	(2,064)	(3,220)	1,156	(36%)
Share-based (payments) recovery	11	(212)	223	(105%)
Finance costs	(7,413)	(5,102)	(2,311)	45%
Interest (expense) income	(16)	177	(193)	(109%)
Technology development and start-up expenses	(164)	(362)	198	(55%)
(Write-down) reversal of vanadium assets	3,047	(313)	3,360	(1,073%)
Exploration and evaluation expenses	(198)	(75)	(123)	164%
Gain on disposal of interest in subsidiary	-	5,179	(5,179)	(100%)
Gain on dilution of investment in associate	2,843	-	2,843	100%
Share of net loss from investment in associate	(2,990)	(2,276)	(714)	31%
	(92,523)	(73,512)	(19,011)	26%
Net loss before tax	$(20,995)	$(19,160)	$(1,835)	10%

Income tax (expense) recovery	(95)	(68)	(27)	40%
Deferred income tax (expense) benefit	(6,375)	4,271	(10,646)	(249%)
Net loss	$(27,465)	$(14,957)	$(12,508)	84%

Unrealized gain on foreign currency translation	5,548	12,859	(7,311)	(57%)
Other comprehensive loss	$(21,917)	$(2,098)	$(19,819)	945%

Basic loss per Common Share	$(0.30)	$(0.23)	$(0.07)	30%
Diluted loss per Common Share	$(0.30)	$(0.23)	$(0.07)	30%

Adjusted EBITDA[1]	$(1,645)	$(2,740)	$1,095	(40%)
Mining Operations Adjusted EBITDA[1]	$2,100	$1,959	$141	7%

Cash provided (used) before working capital items (operating activities)	$3,587	$(6,341)	$9,928	(157%)
Net cash (used in) provided by operating activities	(16,751)	1,153	(17,904)	(1,553%)
Net cash (used in) provided by financing activities	27,045	(1,593)	28,638	(1,798%)
Net cash used in investing activities	(14,968)	(16,310)	1,342	(8%)
Net change in cash	$(4,613)	$(16,490)	$11,877	(72%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The amounts in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $22,735 in Q2 2026, compared with net loss of $5,752 in Q2 2025. This movement was primarily due to a 60% increase in materials, supplies, and other production costs, a 147% increase in professional, consulting and management compensation, a 32% increase in finance costs and a 3465% increase in write-down of vanadium assets, partially offset by a 68% increase in revenues and a 491% decrease in deferred tax income recovery. In addition, Company's net deferred tax asset of $5,012 held at the beginning of the year decreased by $6,375 as a result of deferred tax expense recognized in profit or loss.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	4

• For the six months ended June 30, 2026, the Company recorded a net loss of $27,465, compared with a net loss of $14,957 for the same prior year period. This movement was primarily attributable to a 14% increase in materials, supplies, and other production costs, a 50% increase in professional, consulting and management compensation, a 45% increase in finance costs, partially offset by a 32% increase in revenues, a 1073% positive impact from a recovery in vanadium assets and a 249% decrease in deferred tax income recovery.

Commercial

• In Q2 2026, the Company sold 3,074 tonnes of V2O5 equivalent (Q2 2025 - 1,807 tonnes), including 61 tonnes of purchased products (Q2 2025 - 123 tonnes) and including 300 tonnes related to the Company's inventory supply agreement (Q2 2025 - 0 tonnes). Produced V2O5 equivalent pounds sold increased, with 5,980 (000s lb) sold in Q2 2026 excluding 661 (000s lb) related to the Company's inventory supply agreement, as compared with 3,713 (000s lb) in Q2 2025.

• In June 2026, 300 tonnes V2O5 equivalent was delivered under the Company's inventory supply agreement. Under the terms of the agreement, these are subject to refund. Accordingly, these are not recognized as sales and amounts received will be recognized as revenues subject to refund in the Company's consolidated statement of financial position.

• In Q2 2026, the Company also sold 10,059 tonnes of ilmenite (Q2 2025 - 6,024 tonnes).

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

		June 30, 2026	June 30, 2025	Movement
V2O5 Europe (per lb)	- Three months ended	$6.03	$5.13	18%
	- As at	$5.99	$5.05	19%
FeV Europe (per kg)	- Three months ended	$28.17	$24.37	16%
	- As at	$27.13	$24.28	12%
FeV US (per lb)	- Three months ended	$21.65	$14.85	46%
	- As at	$17.50	$14.63	20%

• The primary driver of value appreciation is the accelerated expansion of Vanadium Redox Flow Batteries (VRFB) for large-scale energy storage, which are considered essential for stabilizing renewable energy grids. Price volatility is further heightened by geopolitical issues that have kept prices under pressure in recent years.

• During the second quarter of 2026, the Company observed increased 46% of the ferrovanadium prices within the United States market in comparison same period in the last year. This upward trend was primarily driven by a tightening of the global supply chain and robust demand from the domestic aerospace and infrastructure sectors. As a result, the average realized price per unit increased compared to the previous quarter, positively impacting our gross margins and overall revenue performance for the period. The Company continues to monitor market volatility and geopolitical factors that may influence pricing stability for the remainder of the fiscal year.

• Subsequent to Q2 2026, sales in July 2026 were 588 tonnes of V2O5 equivalent and no sales of ilmenite.

• During Q2 2026, the Company recognized revenues from vanadium sales of $42,556 (Q2 2025 - $25,444) from sales of 2,773 tonnes of V2O5 equivalent (Q2 2025 - 1,807 tonnes) and revenues from ilmenite sales of $1,443 (Q2 2025 - $673). Of the total revenues, $38,368 is related to the Sales & trading segment, $4,957 is related to the Mine properties segment and $674 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the six months ended June 30, 2026, the Company recognized revenues from vanadium sales of $68,405 (six months ended June 30, 2025 - $52,941) from the sales of 5,215 tonnes of V2O5 equivalent (six months ended June 30, 2025 - 3,873 tonnes) and revenues from ilmenite sales of $3,123 (six months ended June 30, 2025 - $1,411). Of the total, $61,407 is related to the Sales & trading segment, $9,159 is related to the Mine properties segment and $962 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	5

• In the six months ended June 30, 2026, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Total revenues with this customer was $9,497 (included in the Sales & trading segment). The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who represented more than 10% of FeV revenues. Refer to note 19.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.91	$6.22	$5.54	$5.92
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$8.13	$8.29	$8.13	$8.08
FeV revenues per kg of FeV sold[1,2]
- Produced material - Europe	$22.00	$16.71	$20.59	$16.51
- Produced material - USA	$31.46	$23.15	$28.66	$22.60
- Purchased material	$22.33	$24.42	$22.33	$23.30
- Total	$26.60	$21.20	$24.50	$20.97

Revenues per pound sold[1,2]	$6.96	$6.39	$6.47	$6.20

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

1.

Costs

• Materials, supplies, and other production costs (refer to note 20 in the financial statements) of $48,031 in Q2 2026 (Q2 2025 - $30,057) include direct mine and production costs of $23,448 (Q2 2025 - $11,158), conversion costs of $4,582 (Q2 2025 - $2,545), product acquisition costs of $485 (Q2 2025 - $1,978), royalties of $2,391 (Q2 2025 - $1,097), distribution costs of $2,686 (Q2 2025 - $1,957), vanadium materials write-down of $5,866 (Q2 2025 - $5,361), depreciation and amortization of $6,160 (Q2 2025 - $4,086) and ilmenite costs and write-down of $1,353 (Q2 2025 - $1,875).

• Total production costs for the three months ended June 30, 2026, increased to $48,031 compared with $30,057 in the same prior year period driven by: i) the higher volume of production and sales, ii) impact from geopolitical tensions and conflicts in the Middle East, which exerted upward pressure on the pricing of petroleum-derived inputs such as diesel fuel and sulfur-derived reagents including sulfuric acid and aluminum sulfate and, iii) weakening of the USD/BRL exchange rate with 42% of total operating costs ($20,200 or BRL102,300) exposed to foreign exchange variations. The appreciation of the Brazilian real by 11%, from an average exchange rate of 5.6661 in Q2 2025 to 5.0494 in Q2 2026, resulted in a $2,200 adverse foreign currency translation impact on reported materials, supplies, and other production costs.

• The 110% increase seen in direct mine and production costs in Q2 2026 as compared with Q2 2025 reflects higher production volumes alongside an increase in unit costs, despite the Company's ongoing cost-reduction and efficiency improvement programs. This cost escalation was primarily driven by inflation resulting from the impacts of the conflict involving Iran, which led to: higher diesel prices, increased mine explosive costs, and disruptions in the sulfur supply chain, a primary raw material for key inputs such as sulfuric acid, ammonium sulfate, and aluminum sulfate used extensively in V2O5 production. Of the total materials, supplies, and other production costs $26,589 is related to the Sales & trading segment, $21,176 is related to the Mine properties segment and $266 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	6

• Materials, supplies, and other production costs (refer to note 20 in the financial statements) of $82,525 for the six months ended June 30, 2026 (2025 - $72,534 in the same prior year period) include direct mine and production costs of $39,834 (2025 - $26,751 in the same prior year period), conversion costs of $8,371 (2025 - $5,536 in the same prior year period), product acquisition costs of $485 (2025 - $4,335 in the same prior year period), royalties of $4,110 (2025 - $2,169 in the same prior year period), distribution costs of $4,405 (2025 - $3,534 in the same prior year period), vanadium and warehouse materials inventory write-down of $8,593 (2025 - $16,566 in the same prior year period), depreciation and amortization of $13,076 (2025 - $9,548 in the same prior year period), ilmenite costs and write-down of $3,651 (2025 - $4,095) and iron ore costs of $nil (2025 - $0 in the same prior year period).

• The 49% increase in direct mine and production costs is attributable to a 24% increase in vanadium tonnes sold, combined with inflationary pressures and higher consumption of key operational inputs, specifically diesel fuel, explosives, and sulfur-derived reagents (including ammonium sulfate, aluminum sulfate and sulfuric acid) . Of the total $45,813 is related to the Sales & trading segment, $36,235 is related to the Mine properties segment and $477 is related to the Corporate segment (after the elimination of inter-segment transactions).

• For the six-month period, materials, supplies, and other production costs totaled $82,525 thousand, with 41% ($33.8 million or BRL 175.8 million) exposed to foreign exchange rate. A 10.5% appreciation of the Real (average rate of 5.1543 vs. 5.7591) resulted in a $3.59 million negative translation impact on reported costs.

• Vanadium unit costs:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash operating costs per pound[1]	$5.50	$4.92	$5.13	$5.92
Cash operating costs excluding royalties per pound[1]	$5.10	$4.63	$4.74	$5.64
Adjusted cash operating costs excluding royalties per pound[1]	$4.12	$3.18	$4.02	$3.55

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $5.10 per lb in Q2 2026, compared with $4.63 for Q2 2025. The 10.4% increase in unit cash operating costs was primarily driven by aforementioned rise in input prices, alongside higher operational activity supporting increased sales volumes. Additionally, the period was impacted by a 21% increase in professional and consulting fees, largely reflecting higher payroll expenses and increased exploratory expenditures associated with the advancement and development of copper concentrate production project. Adjusted cash operating costs excluding royalties per pound, which excludes the impact of inventory write-downs for produced products of $5,866 for Q2 2026 (Q2 2025 - $5,371), was $4.12 per lb, 29% higher than $3.18 for Q2 2025.

• For the six months ended June 30, 2026, cash operating costs excluding royalties per pound were $4.74 per lb, compared with $5.64 for the same prior year period. Adjusted cash operating costs excluding royalties per pound were $4.02 per lb, compared with $3.55 for the same prior year period. The 16% decrease in cash operating costs excluding royalties was primarily driven by a 32% increase in vanadium produced and sold compared to the same period last year. This higher sales and production volume effectively diluted fixed costs across both the mine and processing plant, offsetting the upward pressure on operating expenses stemming from increased input prices driven by ongoing geopolitical tensions and conflicts in the Middle East.

• Professional, consulting and management compensation in Q2 2026 increased from Q2 2025 by 147%. Of the total professional, consulting and management fee expense in Q2 2026, $549 is related to the Sales & trading segment (Q2 2025 -$523 ), $974 is related to the Mine properties segment (Q2 2025 - $441), and $2,751 is related to the Corporate segment (Q2 2025 -$590 ). The increase seen are primarily attributable to several costs incurred in the Corporate segment in Q2 2026. For the six months ended June 30, 2026, total professional, consulting and management compensation increased from the same prior year period by 50%. Of the total, $1,196 is related to the Sales & trading segment ($1,067 in the same prior year period), $1,614 is related to the Mine properties segment ($976 in the same prior year period), and $4,695 is related to the Corporate segment ($1,995 in the same prior year period).

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	7

• Office, administrative and other expenses in Q2 2026 decreased from Q2 2025 by 45%, which is primarily attributable to a decrease in expenses with IT Services in the Corporate segment and licensing fees from the Clean Energy segment . Of the total office, administrative and other expenses in Q2 2026, $18 is related to the Sales & trading segment (Q2 2025 - $118), $268 is related to the Mine properties segment (Q2 2025 - $33), and $457 is related to the Corporate segment (Q2 2025 - $751). For the six months ended June 30, 2026, total office, administrative and other expenses decreased from the same prior year period by 36%. Of the total, $183 is related to the Sales & trading segment ($204 in the same prior year period), $620 is related to the Mine properties segment ($493 in the same prior year period), and $1,052 is related to the Corporate segment ($1,580 in the same prior year period).

• Finance costs in Q2 2026 increased from Q2 2025 by 32%, which is primarily driven by costs associated with the inventory financing facilities. Of the total, $1,251 is related to the Sales & trading segment (Q2 2025 - $751), $2,409 related to the Mine properties segment (Q2 2025 - $2,075), $218 related to the Corporate segment (Q2 2025 - $104). For the six months ended June 30, 2026, total finance costs increased from the same prior year period by 45%.  Of the total, $2,168 is related to the Sales & trading segment ($1,006 in the same prior year period), $4,685 related to the Mine properties segment ($3,931 in the same prior year period), $505 related to the Corporate segment ($120  in the same prior year period).

• The foreign exchange gain in Q2 2026 of $43 (Q2 2025 - gain of $4,745). Of the total foreign exchange gain in Q2 2026, a loss of $12 related to the Sales & trading segment (Q2 2025 - loss of $7), a gain of $1,051 related to the Mine properties segment (Q2 2025 - gain of $3,992) and a loss of $1,009 related to Corporate (Q2 2025 - gain of $747). For the six months ended June 30, 2026, the U.S. dollar to Brazilian real exchange rate decreased by approximately 6% in comparison to the rate as at December 31, 2025.  A foreign exchange loss of $24 related to the Sales & trading segment (a loss of $24 in the same prior year period), a gain of $5,972 related to the Mine properties segment (a gain of $9,782 in the same prior year period) and a loss of $1,006 related to Corporate (gain of $755 in the same prior year period).

• Technology development and  start-up expenses in Q2 2026 decreased from Q2 2025 by 89% (decrease of 55% for the six months ended June 30, 2026). This is primarily attributable to a decrease in activities at LCE in the six months ended June 30, 2026 as the installation of its battery project nears conclusion.

• Exploration and evaluation expenses in Q2 2026 increased from Q2 2025 by 526% from $31 in Q2 2025 to $194 to in Q2 2026. This was driven by increased drilling and geological work carried out in Q2 2026 associated with the advancement and development of the company's copper concentrate production project. Exploration and evaluation expenses increased in the six months ended June 30, 2026 by 164%.

• Share of net loss from investment in associate in Q2 2026 was $1,351 (Q2 2025 -$1,434). This is attributable to LCE's investment in Storion following the closing of the transaction in January 2025.  For the six months ended June 30, 2026 the share of net loss from investment in associate was $2,990 ($2,276 in the same prior year period).

• Comprehensive loss for Q2 2026 increased by 1867% from Q2 2025  primarily due to an increase in net loss of 295%. For the six months ended June 30, 2026, comprehensive loss increased from comprehensive loss in the same prior year period by 945% primarily due to the increase in net loss, partially offset by a decrease in the unrealized gain on foreign currency translation of 57%. The unrealized gain on foreign currency translation in the six months ended June 30, 2026 is due to a weakening of the U.S. dollar against the Brazilian real since June 30, 2025.

• During Q2 2026, the Company recognized a net realizable value write-down of $5,866 for vanadium finished products (Q2 2025 - $5,371), a net realizable value write-down of $358 for ilmenite finished products (Q2 2025 - $350 reversal) and a write-off of $1,060 for warehouse materials (Q2 2025 - $-). The total inventory write-down of $7,284 (Q2 2025 - $5,011) is included in materials, supplies, and other production costs (note 20). For the six months ended June 30, 2026, the total inventory write-down is $9,109 ($16,566 in the same prior year period).

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	8

• During Q2 2026, the Company recognized a recovery of vanadium assets of $1,640 (Q2 2025 - write-down of $46). For the six months ended June 30, 2026, the write-down is $3,047 against a write-down of $313 in the same period of last year.

• During Q2 2026, the Company recognized an increase in provisions in office, administrative and other expenses of $30 (Q2 2025 - an increase of $243). For the six months ended June 30, 2026, the decrease is $130 (increase of $104 in the same prior year period).

• During Q2 2026, the Company recognized a deferred tax expense of $6,269 (Q2 2025 - recovery of $1,605). For the six months ended June 30, 2026, the expense is $6,375 (expense recovery of $4,271 in the same prior year period).

• For the six months ended June 30, 2026, the Company recognized a gain on dilution of investment in associate of $2,843. Refer to note 6.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	9

Cash Flows

• Cash used in operating activities of $6,799 in Q2 2026 is a decline from cash provided by operating activities of $6,765 in Q2 2025. This is primarily due to an increase in cash used before working capital items of $4,436 offset by a net decrease in working capital items of $18,000. This is driven by a decrease in accounts payable and accrued liabilities, and an increase in inventory levels. For the six months ended June 30, 2026, cash used in operating activities was $16,751, compared with cash provided by operating activities of $1,153 in the same prior year period. This movement is primarily attributable to an increase in cash provided before working capital items of $9,928 offset by a net decrease in working capital items of $27,832, which is largely driven by movements in inventory and accounts payable and accrued liabilities.

• Cash provided by financing activities in Q2 2026 increased from cash used in financing activities in Q2 2025 by $9,304. For the six months ended June 30, 2026, cash provided by financing activities increased from the same prior year period by $28,638. The movement is primarily attributable to an increase in the repayment of debt of $46,064, an increase in interest and finance costs paid of $203 and a decrease in interest received of $193 partially offset by an increase in the receipt of debt of $50,454. Furthermore, since the beginning of 2026 Largo raised $24,792 within its ATM program through issuance of shares and warrants.

• Cash used in investing activities in Q2 2026 of $8,353 is a decrease of $272 from the $8,625 seen in Q2 2025. This movement was driven by a decrease in mine properties, plant and equipment expenditures. For the six months ended June 30, 2026, the decrease from the same prior year period was $1,342.

• The net change in cash in Q2 2026 was a decrease of $6,101, compared with a decrease of $2,829 for Q2 2025. For the six months ended June 30, 2026, the net change in cash was a decrease of $4,613 ($16,490 in the same prior year period).

Net income reconciliation

		Q2 2026
Total V2O5 equivalent sold	000s lbs	6,115	A
	tonnes[1]	2,774

Produced V2O5 equivalent sold	000s lbs	5,980	B
	tonnes[1]	2,712

Revenues per pound sold[2]	$/lb	$6.96	C
Cash operating costs per pound[3]	$/lb	$5.50	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	10

		Q2 2026

Revenues - vanadium		$42,556	Note 19
Revenues - ilmenite		1,443	Note 19
Cash operating costs		(32,895)	B x D Global recovery of 82.5% (Q2 2025 - 84.9%)
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV recognized on sale of FeV)	$(4,582)		Note 20 411 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties recognized on sale of products)	(485)		Note 20 61 tonnes of V2O5 equivalent of purchased products sold, compared with 123 tonnes in Q2 2025 with a cost of $1,978
Distribution costs	(2,686)		Note 20
Depreciation	(6,160)		Note 20
Other inventory write-down (expense) reversal	(1,082)		Note 5
Movement in legal provisions	(30)		Included in "office, administrative and other expenses"
Ilmenite costs	(1,353)		Note 20
		(16,378)
Commercial & Corporate costs
Professional, consulting and management compensation	$(3,300)		Note 16 (Sales & trading plus Corporate)
Office, administrative and other expenses	(475)
Share-based payments recovery	113
		(3,662)

Clean Energy		(1,544)	Note 16 - "other"

LPV		(145)	Note 16 - "other"

Titanium project		(67)	Note 16 - "other"
Foreign exchange gain		43
Finance costs		(3,907)
Interest expense		(24)
Write-down of vanadium assets		(1,640)
Exploration and evaluation expenses		(194)

Net loss before tax		(16,414)
Income tax expense		(52)
Deferred income tax expense		(6,269)

Net loss		$(22,735)

Note references in the table above refer to the note disclosures contained in the Q2 2026 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 equivalent production in Q2 2026 of 2,900 tonnes was 29% higher than the 2,256 tonnes produced in Q2 2025 and 11% higher than the 2,616 tonnes produced in Q1 2026. Production in April 2026 was 930 tonnes, with 961 tonnes produced in May and 1,009 tonnes produced in June, for a total of 2,900 tonnes of V2O5 equivalent produced. Production in Q2 2026 was impacted by better ore availability and operational stability in the industrial plant.

• Total mined in Q2 2026 reached 3,914,026 tonnes, representing a 8% decrease compared to Q2 2025. The reduction is in line with Company's strategic mine plan to optimize waste stripping volumes, aimed at lowering mining contractor costs and mitigate the impact of rising in input prices.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	11

• In Q2 2026 ilmenite production was 7,205 tonnes, 12% lower than the 8,149 tonnes produced in Q2 2025. Ilmenite production was 4,116 tonnes in April, 3,089 tonnes in May and - tonnes in June. The observed reduction in Ilmenite production, leading up to its complete shutdown in June, is in line with Company's strategic focus on transitioning production capacity toward the cooper concentrate project, which is currently pending final licensing from the National Mining Agency. While the company currently evaluates the potential for combined future production of cooper concentrate and Ilmenite, the near-term operational focus remains centered on copper concentrate due to its significantly higher value-added profile.

• Vanadium production quantities and non-GAAP unit cost measures are summarized in the following table:

Period	Production Tonnes	Production Pounds Equivalent[1]	Average Quarterly V2O5 price[2] $/lb	Cash operating costs excluding royalties per pound[3] $/lb	Adjusted cash operating costs excluding royalties per pound[3] $/lb
Q2 2026	2,900	6,393,398	$6.03	$5.10	$4.12
Q1 2026	2,616	5,767,286	$5.69	$4.27	$3.90
Q4 2025	2,961	6,527,880	$5.86	$3.31	$3.22
Q3 2025	2,636	5,811,378	$5.23	$3.70	$3.03
Q2 2025	2,256	4,973,623	$5.13	$4.63	$3.18
Q1 2025	1,297	2,859,392	$5.26	$6.54	$3.88
Q4 2024	1,775	3,910,996	$5.34	$3.67	$3.05
Q3 2024	3,072	6,772,593	$5.71	$3.12	$3.08

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q2 2026 was 82.5%, which is 2.9% lower than the 84.9% achieved in Q2 2025 and 0.4% lower than the 82.8% achieved in Q1 2026. The decrease was primarily attributed to higher silica content in Dirty preg solution. The Company has implemented a refinement in the methodology used to calculate metallurgical recovery, reclassifying alternative vanadium sources as independent feed streams rather than incremental contributions to existing operations. This enhancement improves the accuracy and transparency of reported metrics, with no impact on underlying operational performance or production conditions.  The global recovery in April 2026 was 83.6%, with 84.4% achieved in May and 79.7% achieved in June.

• The total ore mined in Q2 2026 was 712,198 tonnes, 16% lower than Q1 2026 and 47% higher than the 485,687 tonnes mined in Q2 2025. The effective grade of ore mined in Q2 2026 was 0.50%, up from the 0.48% seen in Q1 2026 and down from 0.51% seen in Q2 2025.

• Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

• Subsequent to Q2 2026, production in July 2026 was 930 tonnes of V2O5 equivalent and 4,116 of ilmenite concentrate.

Selected Quarterly Information

For Q2 2026, the Company recorded a net loss of $22,735, compared with a net loss of $5,752 for Q2 2025. This movement was primarily attributable to a 60% increase in materials, supplies, and other production costs, 147% increase in professional, consulting and management compensation, 32% increase in finance costs, and a 99% decrease in foreign exchange gain, partially offset by a 68% increase in revenues, and a 45% decrease in office, administrative and other expenses.  The increase in total assets at June 30, 2026 from December 31, 2025 is primarily due to increases in receivables, inventory, and mine properties, plant and equipment.

Summary financial information for the eight quarters ended June 30, 2026, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	12

Period	Revenue	Net Loss	Basic Loss per Share	Diluted Loss per Share	Total Assets	Non-current Liabilities
Q2 2026	$43,999	$(22,735)	$(0.21)	$(0.21)	$346,205	$36,322
Q1 2026	27,529	(4,730)	(0.07)	(0.07)	343,841	26,695
Q4 2025	22,271	(17,165)	(0.21)	(0.21)	318,755	28,286
Q3 2025	33,264	(36,616)	(0.57)	(0.57)	322,307	29,369
Q2 2025	26,117	(5,752)	(0.09)	(0.09)	340,479	29,904
Q1 2025	28,235	(9,205)	(0.14)	(0.14)	324,250	29,563
Q4 2024	24,268	(12,990)	(0.19)	(0.19)	318,668	33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862

2026 Guidance

The Company has committed a significant proportion of its monthly production in 2026 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during the six months ended June 30, 2026. The Company continues to implement its operational turnaround plan with improved production volumes, higher recoveries, and enhanced mine access to support future production.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2026. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2025 for the full discussion of the Company's Risks and Uncertainties. The Company's 2026 guidance is presented on a "business as usual" basis.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000
Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

1. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2. Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $14,819 were capitalized to mine properties, plant and equipment during the six months ended June 30, 2026 (year ended December 31, 2025 - $27,536), including $13,847 of capitalized waste stripping costs (2025 - $20,679).

The production of 2,900 tonnes of V2O5 equivalent in Q2 2026 was 29% higher than the 2,256 tonnes of V2O5 equivalent produced in Q2 2025. In Q2 2026, 712,198 tonnes of ore was mined with an effective grade of 0.50% of V2O5. The ore mined in Q2 2026 was 47% higher than in Q2 2025. The Company produced 117,783 tonnes of concentrate with an effective grade of 2.69%.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	13

Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Total Ore Mined (tonnes)	712,198	485,687	1,564,244	932,301
Ore Grade Mined - Effective Grade[1] (%)	0.50	0.51	0.49	0.46
Total Mined - Dry Basis (tonnes)	3,914,026	4,261,626	8,484,926	8,194,868

Total Ore Milled (tonnes)	435,684	429,303	838,982	723,817
Effective Grade of Ore Milled (%)	0.74	0.63	0.80	0.59
Concentrate Produced (tonnes)	117,783	89,792	237,227	143,037
Grade of Concentrate (%)	2.69	2.90	2.77	2.88
Contained V2O5 (tonnes)	3,168	2,601	6,563	4,123

Crushing Recovery (%)	97.8	96.7	97.3	95.5
Milling Recovery (%)	97.7	96.4	98.0	96.8
Kiln Recovery (%)	89.1	92.5	88.9	90.8
Leaching Recovery (%)	100.0	100.0	99.9	99.9
Chemical Plant Recovery (%)	96.9	98.4	97.5	98.1
Global Recovery[2] (%)	82.5	84.9	82.6	82.2

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,900	2,256	5,516	3,553
High Purity V2O5 Equivalent Produced (tonnes)	167	855	190	1,375

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q2 2026, the Company focused on executing the Reverse Circulation (RC) drilling plan. During the Q2 2026 the Company drilled 2,515 metres (35 drill holes) of RC in Campbell pit and 200 metres of Sonic Drilling in Non-Magnetic Tailings BNM's (BNM03 and BM04) and Dry Mag Pile. This program served to continue the infill campaign with the objective of improving the short-term geological model. It will generate information to confirm inferred mineralization and also generate more data to Cu, Ni, Co, Au, Ag and PGM's elements. It's expected to finish this RC drilling program in the beginning of Q3 2026. The samples are being analyzed in Largo Laboratory and in the SGS-Geosol facilities in Vespasiano, MG.

The Campbell Pit geological model was updated in Q2 2026 and delivered to the mine planning team. The model was updated based on the Q2 2026 activity, which included sampling and mapping and the results of the RC drilling available until the end of Q2 2026.  The resource and reserve model will continue to be updated quarterly and will assist with mine planning activities.

In Q2 2026 the Company presented to ANM (Brazilian Mining Agency) an update of Final Exploration Report (RFP) and Economic Mining Plan (PAE) with the objective to receive authorization to produce and commercialize a concentrated of Copper and others strategic elements (Co, Ni, Ag, Pt, Pd, Ag). The documents presented to ANM were produced by GE21 with Largo Technical Team support.

In Q2 2026 the Geology Team identified a small zone in the west portion of the Campbell Pit with anomalous V content in the concentrated portion. This zone presented a small grade of V, like others targets in Sill Rio Jacaré (SRJ). The reason for that is still under internal analyses and the drill program was reviewed trying to define this zone.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	14

Clean Energy

Recent Developments

The VCHARGE vanadium flow battery deployment for Enel Green Power España ("EGPE") has been completed. All major tasks have been closed, and the terms of the BESS Long-Term maintenance agreement are being negotiated with EGPE. It will go into effect upon final agreement and acceptance.

Financial Instruments

Financial assets and financial liabilities at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Cash	$5,103	$9,716
Restricted cash	$382	$382
Trade and other receivables	$5,920	$3,743
Accounts payable and accrued liabilities (including non-current)	$46,191	$42,526
Debt	$114,249	$107,066

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

On January 12, 2026, the Company extended its promissory note with ARG International AG in principal amount of $6,000 until February 2027 under the same terms announced in our August 11, 2025 press release plus an extension fee of 1%.

Liquidity and Capital Resources

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At June 30, 2026, the Company's debt balance was $114,249.

The Company incurred a net loss of $27,465 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $14,957) and had a working capital deficit (current assets less current liabilities) of $79,269 (December 31, 2025 - deficit of $75,883), which includes $114,249 in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past three years, primarily due to lower vanadium prices and operational challenges. Although the Company has implemented an operational turnaround program and cost optimization initiatives, these measures have not yet fully offset the impact of the sustained weakness in vanadium prices. Since December 31, 2023, vanadium prices have declined by approximately 8%, significantly affecting the Company's operating cash flows. In addition, ongoing price volatility, influenced by geopolitical and broader market conditions, has continued to place downward pressure on vanadium prices.

In response to operational challenges, the Company has implemented corrective measures to address underlying operational issues and is executing an operational turnaround plan, together with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these initiatives are necessary to restore operational performance and generate positive cash flows from operating activities.

On June 29, 2026, the Company announced that it had been awarded a five-year contract with the U.S. Department of Defense to supply high-purity vanadium pentoxide through fixed-price delivery orders in support of the U.S. National Defense Stockpile, with a maximum aggregate contract value of $125,000. In July 2026, the Company received its first delivery order under the contract, valued at $60,100, from the U.S. Defense Logistics Agency. The Company has existing production capacity to fulfill the delivery orders under the contract, and no significant additional capital investment or expansion of its processing facilities is required to meet its contractual obligations. Costs associated with fulfilling the delivery orders will be incurred in the normal course of operations.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	15

While these initiatives and commercial developments are expected to improve the Company's financial position and liquidity, material uncertainty remains regarding the Company's ability to generate sufficient cash flows to fund its operating activities and meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on the successful execution of its operational turnaround plan, obtaining additional financing, and/or improved realized prices for its vanadium products. These conditions indicate the existence of a material uncertainty that casts significant doubt on the Company's ability to continue as a going concern.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing additional financing options to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. In addition, in January 2026, the Company established an at-the-market equity offering program (the "ATM Program"). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000 (refer to note 12 and 21). There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, be able to issue and sell additional common shares under the ATM Program, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% per year. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% per year. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% per year. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year $20,000 debt facility, bearing interest at 8.95% per year. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

In December 2023, the Company secured a two-year $10,000 debt facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% per year. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	16

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% per year, with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% per year. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% per year. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% per year.

In June, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. In October 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value. The contract ended on December 31, 2025. At  June 30, 2026, financing remains outstanding in respect of advances made prior to the expiry of the arrangement. These balances continue to be settled in accordance with the contract terms.

In July 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility. The contract ended on December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. In January 2026, the facility was extended until February 2027, under the same terms.

In January 2026, the Company executed a term sheet for an additional inventory financing facility for up to $35,000, under which its finished vanadium product inventory may be used as collateral to access funding. The Company commenced utilization of this facility in March 2026 on a transaction-by-transaction basis, pending finalization of the master agreement. Repayments under the facility include a 1% commission, interest at a rate of 11.5%, and other direct costs.

Capital resources

At June 30, 2026, the Company had an accumulated deficit of $214,899 since inception (December 31, 2025 - $187,326) and had a net working capital deficit of $79,269 (December 31, 2025 - deficit of $75,883) (defined as current assets less current liabilities). At June 30, 2026, the total amount due within 12 months on the Company's debt was $114,249 (December 31, 2025 - $107,066).

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2026 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$46,191	$-	$-	$-
Debt	114,249	-	-	-
Operating and purchase commitments	5,751	1,333	-	-
	$166,191	$1,333	$-	$-

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	17

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $5,103 (December 31, 2025 - $9,716). Refer to note 17 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At June 30, 2026, there were 103,134 common shares of the Company outstanding. At the date of this MD&A, there were 103,134 common shares of the Company outstanding.

During the three and six months ended June 30, 2026, the Company granted 120 RSUs at a market price of C$1.97 (year ended December 31, 2025 - 1,888). The fair market value of the RSUs is determined based on the closing market price of the Company's stock price on the date of issue.

During the year ended December 31, 2025, the Company granted 45 stock options with a weighted average exercise price of C$2.46. The options vest over time, with one third of a grant of 1,066 vesting during each of the three-month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

As of the date of this MD&A, 290 RSUs and 1,480 stock options were outstanding with stock option exercise prices ranging from C$2.46 to C$15.61 and expiry dates ranging between April 1, 2027 and September 3, 2030.

At June 30, 2026, 20,178 common share purchase warrants were outstanding with an exercise price of C$0.57 and expiring on December 7, 2030.

As of the date of this MD&A, 20,178 common share purchase warrants were outstanding with an exercise price ranging from C$0.57 to C$0.57 and expiry dates ranging between October 13, 2030 and December 7, 2030.

Transactions with Related Parties

The Q2 2026 unaudited condensed interim consolidated financial statements include the financial results of the Company, its subsidiaries and associates. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2025 except for the impacts of the Storion transaction as detailed in note 6. The Company had transactions with related parties during Q2 2026. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At June 30, 2026, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are $2,636 and are all payable within one year. These contracts also require that additional payments of up to  $3,084 be made upon a change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these unaudited condensed interim consolidated financial statements.

The Company is committed to a minimum number of rental payments under four leases of office space which expire between July 30, 2026, and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $52, including $37 due by year end.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts in respect of goods not yet received or services not yet rendered with an aggregate amount ofJune 30, 2026 $4,396.

The Company is involved in various legal proceedings arising in the ordinary course of business. A provision is recognized when there is a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

During 2026, the Company received a ruling in Brazil related to a legal proceeding concerning a supply agreement for the Maracás Menchen Mine. The ruling requires the Company to pay outstanding amounts, together with interest and legal fees.  As at June 30, 2026 the provision balance is $3,460 as at June 30, 2026, classified as current.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	18

As at June 30, 2026, the Company has recognized a total provision of $4,095 (December 31, 2025 - $3,741) in respect of ongoing litigation related to contractual disputes, including the matter described above. Based on legal advice, management considers it probable that these matters will result in a cash outflow. The provision represents management's best estimate of the expected settlement. The timing of the related cash outflows is uncertain but is expected to occur within the next 12 to 24 months. All legal provisions are reviewed monthly and adjusted for monetary changes as appropriate, based on advice from external legal counsel.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") means controls and other procedures of the Company that are designed to provide reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation, including the applicable time periods and that information is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administrators and under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), was conducted as at December 31, 2025 under the supervision of the CEO and CFO and with the participation of management.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2025, the Company's ICFR was not effective due to the material weakness described below.

During the six months ended June 30, 2026, except for the material weakness discussed below and remediation activities taken to date, the Company did not make any changes to its ICFR that would have materially affected, or would have been reasonably likely to materially affect, its ICFR.

ICFR - material weaknesses relating to design

In connection with the audit of our consolidated financial statements in December 31, 2025, management has identified certain control deficiencies that individually or when aggregated together, amount to a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	19

Management has determined that (a) the Company did not have in place an adequate process control activities to review its estimate of the expected credit loss for its receivables, (b) the Company did not have in place an adequate process control activities to review the assumptions included in the impairment model for determining the fair value of its mining assets and (c) under the Company's accounting information systems, there was inadequate segregation of duties and insufficient review of activities, including periodic user access review, access deprovisioning and access provisioning. It was determined that the number of general IT control ("GITC") deficiencies and the recurrence of certain GITC deficiencies in the aggregate amounted to a material weakness.

The material weakness resulted from a lack of sufficient number of qualified accounting and finance personnel and a risk assessment process that did not identify that the Company's GITCs were not adequate given changes in the business during the year.

Although these weaknesses did not affect the Company's consolidated financial position or consolidated results of operations, they could result in:

• management recording amounts that are not appropriate based on incorrect interpretations of specific contracts;

• an incorrect assessment of whether an impairment charge is required to be recorded in its consolidated financial statements;

• IT users posting and approving their own journal entries without segregation of duties; or

• unauthorized changes within the IT system.

During the six months ended June 30, 2026 management has initiated the implementation of remediation plans to address the deficiencies identified in the Company's internal control over financial reporting.

With respect to the deficiencies related to the estimate of expected credit losses on receivables, the Company is enhancing its review and validation controls over the assumptions used in the calculations, including increased documentation, management review and supervisory procedures.

With respect to the deficiencies identified in the impairment process related to the Company's mining assets, the Company is strengthening controls over the review of assumptions, source information and judgments used in the valuation models, including formal review procedures and increased involvement of personnel with appropriate technical and financial expertise.

Regarding the deficiencies related to GITCs, the Company is implementing improvements related to segregation of duties, user access management, provisioning procedures, as well as strengthening periodic access review controls and monitoring of activities performed within the Company's systems.

In addition, the Company is strengthening its organizational structure within the finance, accounting and information technology functions, including the hiring of additional personnel and enhancements to the risk assessment and internal control monitoring processes.

While management believes that the remediation efforts underway will be adequate to address the identified deficiencies, the material weaknesses cannot be considered fully remediated as of June 30, 2026 until the relevant controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	20

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2025 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q2 2026 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2025, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

1 GAAP - Generally Accepted Accounting Principles.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	21

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q2 2026 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues - V2O5 produced[1]	$17,424	$8,151	$29,039	$20,284
V2O5 sold - produced (000s lb)	2,950	1,310	5,242	3,429
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.91	$6.22	$5.54	$5.92

Revenues - V2O5[1]	$17,424	$8,151	$29,039	$20,284
V2O5 sold (000s lb)	2,950	1,310	5,242	3,429
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.91	$6.22	$5.54	$5.92

Revenues - V2O3 produced[1]	$1,861	$1,435	$1,861	$2,731
V2O3 sold - produced (000s lb)	229	173	229	338
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$8.13	$8.29	$8.13	$8.08

Revenues - FeV produced[1] - Europe	$9,040	$4,046	$15,604	$6,652
FeV sold - produced (000s kg) - Europe	411	242	758	403
FeV revenues per kg of FeV sold - produced ($/kg) - Europe	$22.00	$16.71	$20.59	$16.51

Revenues - FeV produced[1] - USA	$13,338	$9,834	$21,008	$18,940
FeV sold - produced (000s kg) - USA	424	425	733	838
FeV revenues per kg of FeV sold - produced ($/kg) - USA	$31.46	$23.15	$28.66	$22.60

Revenues - FeV purchased[1]	$893	$1,978	$893	$4,334
FeV sold - purchased (000s kg)	40	81	40	186
FeV revenues per kg of FeV sold - purchased ($/kg)	$22.33	$24.42	$22.33	$23.30

Revenues - FeV[1]	$23,271	$15,858	$37,505	$29,926
FeV sold (000s kg)	875	748	1,531	1,427
FeV revenues per kg of FeV sold ($/kg)	$26.60	$21.20	$24.50	$20.97

Revenues[1]	$42,556	$25,444	$68,405	$52,941
V2O5 equivalent sold (000s lb)	6,115	3,984	10,571	8,539
Revenues per pound sold ($/lb)	$6.96	$6.39	$6.47	$6.20

1. Year ended as per note 19.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	22

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation expenses. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2026 unaudited condensed interim consolidated financial statements.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	23

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Materials, supplies, and other production costs[1]	$48,031	$30,057	$82,525	$72,534
Professional, consulting and management compensation[2]	974	441	1,614	976
Office, administrative and other expenses[3]	238	210	490	389
Less: ilmenite costs and write-down[1]	(1,353)	(1,875)	(3,651)	(4,095)
Less: conversion costs[1]	(4,582)	(2,545)	(8,371)	(5,536)
Less: product acquisition costs[1]	(485)	(1,978)	(485)	(4,335)
Less: distribution costs[1]	(2,686)	(1,957)	(4,405)	(3,534)
Less: inventory (write-down) recovery[4]	(1,082)	10	(1,082)	11
Less: depreciation and amortization expense[1]	(6,160)	(4,086)	(13,076)	(9,548)
Cash operating costs	32,895	18,277	53,559	46,862
Less: royalties[1]	(2,391)	(1,097)	(4,110)	(2,169)
Cash operating costs excluding royalties	30,504	17,180	49,449	44,693
Less: vanadium inventory write-down[5]	(5,844)	(5,371)	(7,511)	(16,577)
Adjusted cash operating costs excluding royalties	$24,660	$11,809	$41,938	$28,116

Produced V2O5 sold (000s lb)	$5,980	$3,713	$10,436	$7,919
Cash operating costs per pound ($/lb)	$5.50	$4.92	$5.13	$5.92
Cash operating costs excluding royalties per pound ($/lb)	$5.10	$4.63	$4.74	$5.64
Adjusted cash operating costs excluding royalties per pound ($/lb)	$4.12	$3.18	$4.02	$3.55

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the decrease in legal provisions of  $30 (Q2 2026) and  increase in legal provisions of $130 (for the six months ended June 30, 2026) as noted in the "office, administrative and other expenses" section on page 7 of this MD&A.

4. As per note 5 for ilmenite finished products and warehouse supplies.

5. As per note 5 for vanadium finished products.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	24

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q2 2026 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net loss	$(22,735)	$(5,752)	$(27,465)	$(14,957)
Foreign exchange gain	(43)	(4,745)	(4,932)	(10,536)
Share-based payments expense (recovery)	(113)	102	(11)	212
Finance costs	3,907	2,951	7,413	5,102
Interest (expense) income	24	(56)	16	(177)
Income tax expense	52	18	95	68
Deferred income tax expense (benefit)	6,269	(1,605)	6,375	(4,271)
Depreciation[1]	6,381	4,307	13,515	9,990
EBITDA	(6,258)	(4,780)	(4,994)	(14,569)
Inventory write-down[2]	7,283	5,011	9,109	16,591
Write-down (reversal) of vanadium assets	1,640	46	(3,047)	313
Movement in legal provisions[3]	30	(243)	130	104
Gain on dilution of investment in associate	-	-	(2,843)	(5,179)
Adjusted EBITDA	2,695	34	(1,645)	(2,740)
Less: Clean Energy Adjusted EBITDA	1,536	2,455	3,513	4,233
Less: LPV Adjusted EBITDA	145	167	232	466
Mining Operations Adjusted EBITDA	$4,376	$2,656	$2,100	$1,959

1. As per the consolidated statements of cash flows.

2. As per note 5.

3. As per the "non-recurring items" section on page 11 of this MD&A.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	25

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Clean Energy
Net profit (loss)	$(1,540)	$(2,467)	$(701)	$924
Foreign exchange gain[1]	(4)	3	15	3
Finance costs[1]	-	1	-	3
Depreciation[2]	8	8	16	16
Clean Energy EBITDA	(1,536)	(2,455)	(670)	946
Gain on dilution of investment in associate	-	-	(2,843)	(5,179)
Clean Energy Adjusted EBITDA	$(1,536)	$(2,455)	$(3,513)	$(4,233)

1. As per note 16.

2. As per note 8.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
LPV
Net income (loss)[1]	$(1,799)	$(211)	$2,775	$(786)
Foreign exchange gain[1]	(9)	(16)	(5)	(26)
Finance costs[1]	23	19	45	38
Interest income[1]	-	(5)	-	(5)
LPV EBITDA	(1,785)	(213)	2,815	(779)
Write-down (recovery) of vanadium assets[1]	1,640	46	(3,047)	313
LPV Adjusted EBITDA	$(145)	$(167)	$(232)	$(466)

1. As per note 16.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2025, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	26

Trademarks are owned by Largo Inc.

Forward‐looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward‐looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2025 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	27

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking Statements	Assumptions	Risk Factors
The Q2 2026 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $106,235. Refer to note 10.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	28

Forward-looking Statements	Assumptions	Risk Factors
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2026. 2026 Production Guidance: 10,500 - 12,000 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2026 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	29

Forward-looking Statements	Assumptions	Risk Factors
2026 Costs Guidance: Cash operating costs excluding royalties per pound $3.50 - $4.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climatic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals;  timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	30

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"), which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards. U.S. investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralisation in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralisation described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralisation that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" on the Company's projects are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43- 101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026	31